Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended June 30,				Six Months Ended June 30,
	2018		2017		2018		2017

Earnings
Income before loss from unconsolidated joint venture and income tax expense	$203,741		$20,672		$266,286		$39,683
Add:
Fixed charges	36,811		15,878		72,683		31,682
Noncontrolling interests	(2)		(16)		(12)		16
Earnings, as adjusted	$240,550		$36,534		$338,957		$71,381

Fixed charges
Interest expensed and capitalized	$34,241		$14,209		$67,578		$28,406
Non-cash interest expense	2,516		1,653		4,997		3,244
Estimate of interest within rental expense	54		16		108		32
Fixed charges, as adjusted	36,811		15,878		72,683		31,682
Preferred stock dividends (1)	1,706		2,560		4,267		5,121
Combined fixed charges and preferred stock dividends	$38,517		$18,438		$76,950		$36,803

Ratio of earnings to fixed charges	6.53	x	2.30	x	4.66	x	2.25	x

Ratio of earnings to combined fixed charges and preferred stock dividends	6.25	x	1.98	x	4.40	x	1.94	x

(1)
The three and six months ended June 30, 2018 exclude $5.5 million of capitalized issuance costs related to the preferred stock issuance that were written off as a result of the June 1, 2018 preferred stock redemption and presented as an additional preferred stock dividend in the condensed consolidated statements of income of Sabra Health Care REIT, Inc.